UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                           MarketShare Recovery, Inc.
        (Exact name of registrant as specified in its corporate charter)

          Delaware                       0-15807                31-1190725
-------------------------------          -------                -----------
(State or other jurisdiction of         Commission            (I.R.S. Employer
   incorporation organization)          File Number       or Identification No.)

                        33 South Service Road, Suite 111
                                Jericho, NY 11753
                    (Address of principal executive offices)

                                 (516) 750-9733
                           (Issuer's Telephone Number)

                    Approximate Date of Mailing: May 31, 2005

                           MARKETSHARE RECOVERY, INC.
                        33 South Service Road, Suite 111
                                Jericho, NY 11753

                                    --------

                        Information Statement pursuant to
                                   Rule 14f-1

                                    --------

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on May 25, 2005, of shares of $.001 par common stock ("Common Stock") of MarketShare Recovery, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. As of such date, and without giving effect to the closing of the Merger (as that term is defined below), we had 3,806,221 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

This information statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended is being circulated to the shareholders of MarketShare Recovery, Inc., in connection with the proposed merger ("Merger") of MarketShare Merger Sub, a wholly owned subsidiary of the Company ("Merger Sub") with bioMetrx, Technologies, Inc., a Delaware corporation ("bioMetrx") pursuant to that Agreement and Plan of Merger by and among the Company, Merger Sub and bioMetrx (the "Merger Agreement"). We are a reporting company pursuant to the Exchange Act of 1934 dated April 27, 2005, as amended.

                                THE TRANSACTIONS

We authorized the issuance of 14,000,000 shares of our Common Stock to the holders of bioMetrx common stock on May 26, 2005. Subject to the fulfillment or waiver of the conditions set forth in the Merger Agreement, we will issue at this closing (the "Effective Date") 14,000,000 shares of Common Stock to the bioMetrx holders, each holder of warrants or options to acquire shares of bioMetrx, of which there are approximately 402,500 outstanding, will receive corresponding instruments in MarketShare being substantially the same rights, preferences and privileges as the original instrument represents. As a result of the Merger, bioMetrx will be merged into Merger Sub and became our wholly owned subsidiary as survivor of the Merger.

Simultaneously with the Merger certain stockholders of MarketShare will surrender 2,208,521 shares of MarketShare's Common Stock, such shares to be cancelled and returned to the status of authorized and unissued shares ("Cancelled Shares"). Additionally, 300,000 shares of MarketShare's Common Sock will be deposited into escrow to satisfy a portion of MarketShare's outstanding indebtedness.

As a result of the foregoing, the 14,000,000 shares and 402,500 warrants and options to be issued will represent (assuming the exercise of the warrant and options) as part of the Merger approximately 90% of our total outstanding Common Stock.

CHANGES IN MAJORITY OF DIRECTORS

Under the Merger Agreement, subject to the conditions set forth therein, on the Effective Date, Timothy Schmidt will resign as an officer and director and the following will be appointed by Raymond Barton to serve as directors effective not less than 10 days after the mailing of this Statement (the "Appointees"):

      o     Mark Basile
      o     Steven Kang
      o     Frank Giannuzzi

Mr. Barton will resign as an officer and director when the above appointments are effective.

                        INFORMATION REGARDING THE COMPANY

Please read this Information Statement carefully. It describes the general terms of the Merger and contains certain biographical and other information concerning the executive officers and directors after the closing of the Merger. Our filings and exhibits may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers for our fiscal years ended December 31, 2004 and 2003. No other compensation was paid to any such officer or directors other than the cash compensation set forth below.

                                                 Annual Compensation                     Long Term Compensation
                                            ----------------------------      ----------------------------------------------
                                                                                       Awards                  Payouts
                                                                              ------------------------    -----------------
                                                                   Other                    Securities                All
                                                                  Annual      Restricted    Underlying               Other
Name and                                                          Compen-       Stock        Options/     LTIP       Compen
Principal Position                 Year     Salary     Bonus      sation        Awards         SARs       Payouts   -sation
------------------                 -----    ------     -----      ------        ------         ----       -------    ------
Raymond Barton, CEO                 FY04       0         --         0             --             0         --          --
                                    FY03       0         --      $65,900          --             0         --          --

Timothy Schmidt, CFO                FY04       0         --         0             --             0         --          --
                                    FY03       0         --      $39,600          --             0         --          --

                      OPTION/SAR GRANT IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)
                               -------------------

                                             Number of       Percent of Total
                                             Securities        Options/SARs
                                             Underlying         Granted to
                                            Options/SARs       Employees in        Exercise or
Name                           Year           Granted           Fiscal Year         Base Price       Expiration Date
----                           ----           -------           -----------         ----------       ---------------
Raymond Barton                 FY04              0                  0%                  $0
                               FY03              0                  0%                  $0

Timothy Schmidt                FY02              0                  0%                  $0
                               FY03              0                  0%                  $0

AGGREGATED OPTION/SAR EXERCISED IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

                                                                                        Number of
                                                                                       Securities          Value of
                                                                                       Underlying        Unexercised
                                                                                       Unexercised       In-The-Money
                                                                                     Options/SARs at     Options/SARs
                                                  Shares                                FY-End (#)       at FY-End ($)
                                                Acquired on                           Exercisable/       Exercisable/
Name                                   Year      Exercise        Value Realized       Unexercisable     Unexercisable
----                                   ----      --------        --------------       -------------     -------------
Raymond Barton                        FY04           0                 0                   0/0                $0
                                      FY03           0                 0                   0/0                $0

Timothy Schmidt                       FY04           0                 0                   0/0                $0
                                      FY03           0                 0                   0/0                $0

Compensation of Directors

Our Director's are not paid any compensation.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information known to us about the beneficial ownership of our Common Stock, as of May 25, 2005 (prior to the Transaction), by each beneficial owner of more than five percent of the Common Stock. Except as otherwise indicated, each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable. As of May 25, 2005, there were 3,806,221 shares of Common Stock outstanding.

                                                                      Amount and Nature of         Percent of Class
             Name and Address of Beneficial Owner                     Beneficial Ownership               (1)
             ------------------------------------                     --------------------               ---

Raymond Barton                                                                   1,010,417               26.6%
95 Broadhollow Road, Suite 101
Melville, NY 11747

Timothy Schmidt                                                                  1,428,435               37.5%
95 Broadhollow Road, Suite 101
Melville, NY 11747

All Directors and Executive Officers as a Group                                  2,435,852               64.1%
(2 persons)

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 25, 2005, information with respect to the securities holdings of all persons which we, based on bioMetrx' records, have reason to believe may be deemed the beneficial owners of more than 5% of bioMetrx stock prior to the Effective Date and our Common Stock as of the Effective Date. Also set forth in the table is the beneficial ownership of shares of our outstanding Common Stock of each Company, as of such dates, of all officers and directors, individually and as a group.

                                                                bioMetrx                             MarketShare
                                                 ---------------------------------------- -----------------------------------
Name and Address                                    Before Merger      % Before Merger      After Merger     % After Merger
-----------------------------------------------------------------------------------------------------------------------------
Mark Basile                                           5,728,000(1)               45.55%         6,476,077            40.48%
CEO and Chairman
736 Carlisle Road
Jericho, NY 11753

-----------------------------------------------------------------------------------------------------------------------------
The Naples Trust (2)                                  4,000,000                  31.81%         4,522,400            28.27%
736 Carlisle Road
Jericho, NY 11753

-----------------------------------------------------------------------------------------------------------------------------
Stephen Kang                                            740,000                   5.88%           836,644             5.23%
Director Appointee
9 Herkimer Street
Jericho, NY 11750

-----------------------------------------------------------------------------------------------------------------------------
Clifford Zsevc                                           20,000                    .16%            22,612              .14%
Chief Operating Officer
10 Pinecone Lane
Westbury, NY 11590

-----------------------------------------------------------------------------------------------------------------------------
Frank Giannuzzi                                           7,500                    .05%             8,480             .046%
Chief Financial Officer
40 Stewart Street
Plainview, NY 11704

-----------------------------------------------------------------------------------------------------------------------------
Russell Kuhn                                            840,000(3)                6.68%           949,704             5.94%
8680 Greenback Lane
Orangevale, CA 95662

-----------------------------------------------------------------------------------------------------------------------------
All Officers and Directors as a Group (4              6,495,500(1)(2)            51.65%         7,343,812            45.90%
persons)

-----------------------------------------------------------------------------------------------------------------------------

(1) Includes 4,000,000 shares held by the Naples Trust. Mr. Basile's mother-in-law is the trustee for the Naples Trust and Mr. Basile's wife is the beneficiary.

(2) Mr. Basile's mother-in-law is the Trustee for the Naples Trust and Mr. Basile's wife is the beneficiary.

(3) Includes 140,000 and 158,284 shares of common stock issuable upon the exercise of a warrant to purchase a like number of shares pre and post merger, respectively.

                        DIRECTORS AND EXECUTIVE OFFICERS

Assuming the Merger is completed, the following will serve the Company in the positions indicated, from and after the Effective Date.

                 Name                                     Age                                 Position
                 ----                                     ---                                 --------
Mark Basile                                               46                    Chief Executive Officer, Chairman of
                                                                                the Board

Steven Kang                                               41                    Director - Appointee

Cliff Zsevc                                               48                    Chief Operating Officer

Frank Giannuzzi                                           30                    Chief Financial Officer, Director -
                                                                                Appointee

Raymond Barton                                            36                    CEO & Director - Resigning

Mark Basile founded bioMetrx in 2001 and has been its Chief Executive Officer and Chairman of the Board since its formation. In 1999, Mr. Basile founded and served as the initial Chief Executive Officer of Sickbay Health Media, Inc., a company that owned and operated a health information website. During Mr. Basile's tenure as CEO of Sickbay, its website was consistently ranked at the top ten most visited health information websites in the world. Mr. Basile graduated Touro Law School in 1988, and practiced law in the State of New York from 1989-1998.

Steven Kang is a recognized accomplished computer expert. He has been involved in the computer field for over 16 years and has earned a reputation of successfully tackling large and difficult projects. With over ten years of database design experience, Mr. Kang is a valued Oracle partner and a Certified Data base Expert who regularly teaches, trains, and hires skilled professionals for his clients. Mr. Kang also owns and operates an internet-based system called MARS (Medical Archival and Retrieval System) currently being used by the Neurosurgical Department at St. Vincent's Hospital.

Mr. Kang is currently the President of Eryx systems Design Corp., a privately-owned computer-consulting firm that specializes in architecting and developing mission-critical systems for companies including AOL Time Warner, St. Vincent's Hospital, Simon & Schuster, Toys R. Us, and Columbia Artists Management Inc. Mr. Kang has been previously called upon by venture capital firms to advise them on new and emerging technologies and conducts technical audits of startup companies for due diligence.

Previously, Mr. Kang was the Director of Software Development at Brave New Consultants, a small computer-consulting firm in downtown Manhattan, where he increased software development revenues 500% in 24 months. Mr. Kang helped to develop the first modern system for the New York Stock Exchange to monitor the financial activities of all its member firms. He also helped develop a claims processing system for Peat Marwick used to settle claims for highly publicized class action litigations.

Mr. Kang holds a Bachelor of Science and Masters degree in Computer Science from New York University where he studied database design, artificial intelligence, and robotics.

Cliff Zsevc has over twenty-five years of experience in the telecommunications and data networking industry. Mr. Zsevc's experience includes technical design, operations and marketing management. He has held positions in companies such as Siemens Communications, responsible for the design and implementation of voice and data networks where his thoroughness and integrity has earned him the "Circle of Excellence" award. Mr. Zsevc has experience dealing with major airlines as well as educational and financial institutions. Mr. Zsevc holds an Associates degree in Business Administration and over twenty technical certifications.

Frank Giannuzzi has over seven years of directing the financial structure and all financial pertaining aspects of running business. His financial career began with tenure as the chief financial officer of an international import/ export company that he helped formulate. His responsibilities included monitoring currency trades, cash-flows, inventories, accounts receivables and payables, and quarterly and yearly budgets and projections. Since then, he is the co-founder and owner of GTC Capital Corp. and National Land Services Inc., which he remains chief financial officer. He was actively involved in the daily operations regarding all financial matters, from managing the accounting aspect of the business, to compliance with the New York State Banking Department. He works very closely with the marketing and sales department in forecasting and maximizing the company's revenues and profit in line with the company's budget. He continues to aid other companies as an outside financial consultant. He also has been involved in structuring and raising of capital in significant real estate transactions and developments. Mr. Giannuzzi holds a bachelors of Science degree from Villanova University, and has also studied international finance at The John Cabot International School of Business of Rome.

Raymond Barton has served as president and a director for MarketShare Recovery, Inc. an Internet Direct Marketing firm, which specializes in acquisition and resale of user demographic data and targeted e-mail marketing where, Mr. Barton's duties included managing the day to day operations of the business, marketing and managing the Company's growth. Upon the registrant's acquisition of MarketShare Recovery, Mr. Barton assumed the role of president, CEO and chairman of the registrant. Mr. Barton also serves as Chairman of the Board of Directors and Chief Executive Officer of 110 Media Group, Inc., a specialty website directory and distributor of adult oriented content. 110 Media is a public company. Prior thereto Mr. Barton was a stock broker at Meyers Pollock Robbins, and at Continental Broker Dealers where he served as a retail broker. Mr. Barton also served as Business Development Manager with PcQuote, Inc. and was in charge of developing business contacts and negotiating joint ventures. Prior to that Mr. Barton served as Executive Vice President of Financialweb.com, where his responsibilities included managing the production of online content. Mr. Barton served as the CEO and President of Thinkersgroup, Inc. a mobile wireless software developer, where he developed the Company's business plan, assembled a management team and oversaw day to day operations. Mr. Barton attended the State University of New York at Farmingdale, and received a Bachelor of Arts Degree in criminal justice from New York City Police Academy in 1991.

We have no committees of the board, however, we expect to constitute and audit and compensation committee consisting solely of independent directors after the Appointees assume their directorships.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended June 30, 2003, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 13, 2003 the Company, formerly known as Health & Leisure entered into an Acquisition Agreement and Plan of Merger (the "Merger Agreement"), with MarketShare Recovery, Inc., a New York corporation. In connection with said merger, a Promissory Note was delivered to H & L Concepts, Inc. ("H & L") by MarketShare Recovery, the New York corporation. H & L was previously a subsidiary of the registrant but at the time of the making of the Note, to the best of our knowledge, was solely owned by Mr. Robert Feldman, the Company's former president, CEO, chairman. The Promissory Note constituted partial payment for a controlling interest in the Company, previously owned by Mr. Feldman, Mr. Ray Barton and Mr. Tim Schmidt, the Company's current executive officers and directors have since purchased the Promissory Note from H & L for the full value of the Note, in accordance with the terms of the Note. The Company and Messrs. Barton and Schmidt have since ratified the non-material parts of the Note to reflect their ownership and addresses. A release agreement was signed between the Company and the holders in March 2005, which was retroactively effective to December 31, 2004. According to the agreement, the holders released the Company from further obligation under this loan, including principle balance of $5,985, accrued interest of $17,439, and legal fees of $12,300. As a result, at December 31, 2004, the amount due to holders was $0.

On November 25, 2003 Dominix, Inc. a Delaware corporation traded on NASDAQ electronic bulletin board (DMNX), Jade Entertainment Group, a company controlled by Messrs. Barton and Schmidt the executive officers, directors and controlling shareholders of our Company and our Company entered into a series of agreements. Upon execution of the agreements Jade and DMNX are to merge and Our Company was to enter into a Stock Purchase Agreement (the "Stock Purchase Agreement") under which Dominix, subject to certain conditions, would acquire all of the outstanding capital stock of our wholly owned New York subsidiary also named MarketShare Recovery, Inc. ("MarketShare Sub"). The parties have determined that it is in their mutual best interest to terminate the Stock Purchase Agreement and the MarketShare Sub is not to be sold. In consideration of the dissolution and release of any claims against the Company, we have entered into an agreement with DMNX to license certain portions of our opt-in database for a fixed term.

Sub-lease Agreement. Beginning January 1, 2004, the Company entered into a sub lease agreement with 110 Media Group, Inc. and Subsidiaries (formerly known as Dominix) ("110 Media Group") to share the expense of office facilities occupied by them jointly under a lease held by the Company. In August 2004, 110 Media Group assumed the lease for corporate headquarters.

On July 15, 2003 we acquired MarketShare Recovery, Inc. in a merger in accordance with the acquisition agreement and plan of merger dated June 13, 2003. In connection with this transaction, we issued an aggregate of 237,847 shares of our common stock to Raymond Barton, our Chief Executive Officer 118,924, and Timothy Schmidt, our Chief Financial Officer 118,923. The issuance of these shares is claimed to be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act") for transactions not involving a public offering.

In 2004, we entered into a database license agreement with 110 Media Group to use and to sublicense the use of its database for a term of ten years for a total license fee of $45,567. For financial reporting, revenue is recognized using the straight-line method, based upon the economic useful life of three years. At December 31, 2004, our remaining deferred revenue of $30,378 was recognized as revenue due to the Company completing its obligations under the agreement and we are no longer required to perform any further services nor incur any costs related to this agreement.

                                       BY ORDER OF THE BOARD OF DIRECTORS

May 31, 2005                           Mark Basile, President
Jericho, New York